UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934

                              (Amendment No. 4)(1)


                         The Randers Group Incorporated
       ------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
       ------------------------------------------------------------------
                         (Title of Class of Securities)

                                  752333 10 4
                         -----------------------------
                                 (CUSIP Number)

                              September 19, 1997
      -------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

        Check the following box if a fee is being paid with the statement
   [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

        (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
PAGE
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        CUSIP No. 752333 10 4                                Page 2 of 13



   ------    ---------------------------------------------------------------
      1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Thermo Electron Corporation
             04-2209186

   ------    ---------------------------------------------------------------
      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [  ]
                                                                    (b) [  ]

   ------    ---------------------------------------------------------------
      3      SEC USE ONLY


   ------    ---------------------------------------------------------------
      4      SOURCE OF FUNDS*

             WC

   ------    ---------------------------------------------------------------
      5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                    [  ]


   ------    ---------------------------------------------------------------
      6      CITIZENSHIP OR PLACE OF ORGANIZATION

             State of Delaware
   _________________________________________________________________________
                          7      SOLE VOTING POWER

                                 1,260,000
     NUMBER OF
                       ------    -------------------------------------------
      SHARES              8      SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                    -0-
       EACH
                       ------    -------------------------------------------
     REPORTING            9      SOLE DISPOSITIVE POWER
      PERSON
       WITH                      1,260,000

                       ------    -------------------------------------------
                         10      SHARED DISPOSITIVE POWER

                                 -0-

   ------    ---------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
             REPORTING PERSON

             1,260,000

   ------    ---------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES*                                  [ x ]

   ------    ---------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             8.9%

   ------    ---------------------------------------------------------------
     14      TYPE OF REPORTING PERSON *
             CO

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PAGE
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        CUSIP No. 752333 10 4                                Page 3 of 13



   ------    ---------------------------------------------------------------
      1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Thermo TerraTech Inc.
             04-2925807

   ------    ---------------------------------------------------------------
      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [  ]
                                                                    (b) [  ]

   ------    ---------------------------------------------------------------
      3      SEC USE ONLY


   ------    ---------------------------------------------------------------
      4      SOURCE OF FUNDS*

             WC; OO

   ------    ---------------------------------------------------------------
      5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                    [  ]


   ------    ---------------------------------------------------------------
      6      CITIZENSHIP OR PLACE OF ORGANIZATION

             State of Delaware
   _________________________________________________________________________
                          7      SOLE VOTING POWER

                                 111,509,600
     NUMBER OF
                       ------    -------------------------------------------
      SHARES              8      SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                    -0-
       EACH
                       ------    -------------------------------------------
     REPORTING            9      SOLE DISPOSITIVE POWER
      PERSON
       WITH                      111,509,600

                       ------    -------------------------------------------
                         10      SHARED DISPOSITIVE POWER

                                 -0-

   ------    ---------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
             REPORTING PERSON

             94.4%

   ------    ---------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES*                                  [ x ]

   ------    ---------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             -0%-

   ------    ---------------------------------------------------------------
     14      TYPE OF REPORTING PERSON *
             CO

   -------------------------------------------------------------------------
PAGE
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        CUSIP No. 752333 10 4                                Page 4 of 13




        This Amendment No. 4 to Schedule 13D amends and supplements the
   Schedule 13D, as previously amended, previously filed by Thermo Electron Corporation ("Thermo Electron") and its subsidiaries Thermo Power Corporation ("Thermo Power") and Thermo TerraTech Inc. ("Thermo TerraTech") relating to shares of Common Stock of The Randers Group Incorporated. All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 3 to such Schedule 13D.


   Item 3.  Source and Amount of Funds or Other Consideration.
   -------  --------------------------------------------------

        Of the Shares of the Issuer owned by the Reporting Persons and referred to in Item 5, Thermo Electron purchased 1,000,000 Shares directly from the Issuer for $1,000,000 in March, 1991, and 260,000 Shares in open market purchases at various times for aggregate consideration of $172,716 (including brokerage commissions). Thermo TerraTech purchased 7,100,000 Shares from certain members of the Issuer's management and 420,000 Shares previously owned by Thermo Power, a majority-owned subsidiary of Thermo Electron on May 12, 1997, at a price of $.625 per Share, for aggregate consideration equal to $4,700,000. Thermo Power had acquired such 420,000 Shares in January, 1994 pursuant to the exercise of an option granted by a former officer and director of the Issuer, for an aggregate exercise price of $428,904. All funds used to purchase these Shares came out of the working capital of Thermo Electron and/or Thermo TerraTech, as the case may be, and there were no borrowings in connection with such purchases.

        In addition, of the Shares of the Issuer owned by the Reporting Persons and referred to in Item 5, Thermo TerraTech acquired beneficial ownership of 103,569,600 Shares pursuant to a definitive agreement entered into on September 19, 1997 between Thermo TerraTech and the Issuer, in which the parties agreed to complete the previously announced sale of Thermo TerraTech's wholly owned engineering and consulting businesses, known as The Killam Group ("The Killam Group"), to the Issuer. In consideration of the transfer, the Issuer has agreed to issue to Thermo TerraTech new shares of Common Stock equal to the book value of The Killam Group as of the closing date, divided by $0.625. Based on the audited book value of The Killam Group as of March 29, 1997, which was $64,731,000, the Issuer would issue 103,569,600 new shares of Common Stock to Thermo TerraTech.


   Item 4.  Purpose of Transaction.
   -------  -----------------------

        On May 12, 1997, Thermo TerraTech purchased a controlling interest in the Issuer. Thermo TerraTech purchased 7,100,000 Shares from certain members of the Issuer's management and 420,000 Shares from Thermo Power. Following these transactions, Thermo TerraTech owned approximately 53.3% of the Issuer's outstanding Common Stock.

        On September 19, 1997, Thermo TerraTech entered into a definitive agreement to complete the previously announced sale of its wholly owned engineering and consulting businesses, known as The Killam Group, to the
PAGE
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        CUSIP No. 752333 10 4                                Page 5 of 13


   Issuer. In consideration of the transfer, the Issuer has agreed to issue to Thermo TerraTech new shares of Common Stock equal to the book value of The Killam Group as of the closing date, divided by $0.625. Based on the audited book value of The Killam Group as of March 29, 1997, which was $64,731,000, the Issuer would issue 103,569,600 new shares of Common Stock to Thermo TerraTech. The issuance of the Shares is subject to
   approval of the transaction by the Issuer's shareholders.   However,
   because Thermo TerraTech owns approximately 53.3% of the Issuer's Common Stock prior to such issuance, approval by the Issuer's shareholders is assured.

        In addition, Thermo Electron owns approximately 8.9% of the Issuer's Common Stock (without giving effect to the transactions described in the preceding paragraph).

        The persons identified in response to Item 2 will continue to consider various relevant factors, including their evaluation of the Issuer's business, prospects and financial condition, amounts and prices of available securities of the Issuer, the market for the Issuer's securities, other opportunities available to such persons and general market and economic conditions. Depending on such factors, such persons may either make additional purchases of Shares or other securities of the Issuer in such manner and in such amounts as they determine to be appropriate, or such persons may decide to sell all or part of their Shares.

        The Board of Directors of the Issuer has named Emil C. Herkert, a vice president of Thermo TerraTech and the president of The Killam Group, as its chief executive officer. As majority shareholder of the Issuer, Thermo TerraTech intends to replace each of the members of the Issuer's Board of Directors, other than Thomas R. Eurich, with directors selected by Thermo TerraTech. Such directors will take office no earlier than the earliest date permitted in accordance with Rule 14f-1 promulgated under the Securities Exchange Act of 1934, as amended.

        Thermo TerraTech reserves the right to cause changes in the capitalization and/or additional changes in the present Board of Directors and/or management of the Issuer. Except as set forth in this
   Item 4, however, none of the Reporting Persons, nor, to the Reporting Persons' knowledge, any of the executive officers or directors of any of the Reporting Persons, has any current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through
   (j) of Item 4 of Schedule 13D.


   Item 5.  Interest in Securities of the Issuer.
   -------  -------------------------------------

        (a) As of September 19, 1997, the Reporting Persons collectively beneficially owned 112,769,600 Shares of the Issuer's outstanding Common Stock. The Shares reported beneficially owned by Thermo Electron exclude the 111,509,600 Shares (94.4%) owned by its majority-subsidiary, Thermo TerraTech. Certain family members of Marshall J. Armstrong beneficially own 10,000 Shares, or .07%, of the Issuer's outstanding Common Stock.
   Mr. Armstrong disclaims beneficial ownership of these Shares. To the knowledge of the Reporting Persons, no other executive officer or
PAGE
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        CUSIP No. 752333 10 4                                Page 6 of 13


   director of any of the Reporting Persons beneficially owns any Shares of the Issuer.

        (b) Thermo Electron has the sole power to vote and dispose of the Shares owned by it. Thermo TerraTech has the sole power to vote and dispose of the Shares owned by it. By virtue of its majority ownership of Thermo TerraTech, Thermo Electron may be deemed to have the power to vote and dispose of the Shares owned by Thermo TerraTech. However, the Reporting Persons disclaim the existence of a group among themselves for purposes of this Schedule 13D. As described in Item 2, Mr. Armstrong may be deemed to have the sole power to vote and dispose of the 10,000 Shares identified in the last paragraph of Item 2.

        (c) Except as described in this Amendment, during the past 60 days none of the Reporting Persons have effected any transactions in the Shares.

        To the knowledge of the Reporting Persons, no other executive officer or director of any of the Reporting Persons has effected any transactions in the Shares during the past 60 days.

        (d)  Not applicable.

        (e)  Not applicable.


   Item 6.  Contracts, Arrangements, Understandings or Relationships with
   -------  -------------------------------------------------------------
   Respect to Securities of the Issuer.
   ------------------------------------

        Thermo Electron acquired 1,000,000 of the Shares referred to in Item 5 from the Issuer pursuant to a Stock Purchase Agreement dated March 13, 1991. Thermo Electron paid $1,000,000 to the Issuer for such Shares. Thermo Electron also paid a finder's fee of $25,000 to Sexton Associates. The Stock Purchase Agreement prohibits the sale of such Shares by Thermo Electron unless the sale is registered under the Securities Act of 1933 and the securities laws of any appropriate states or an exemption from such registration is available.

        Thermo TerraTech acquired 7,100,000 of the Shares referred to in
   Item 5 pursuant to a Stock Purchase and Sale Agreement dated May 12, 1997 with certain members of the Issuer's management; and acquired the 420,000 Shares referred to in the preceding paragraph from Thermo Power. Thermo TerraTech paid $4,437,500 to such members of the Issuer's management and $262,500 to Thermo Power, respectively. Thermo Power had acquired such 420,000 Shares pursuant to the exercise of an option originally granted to the Issuer by Richard A. McEnhill, a former officer of the Issuer.
   The Issuer had assigned such option to Thermo Power under an Option Assignment Agreement dated as of January 19, 1994. Thermo Power paid $24,486 to the Issuer in consideration of the assignment of such option to Thermo Power, and paid Mr. McEnhill $428,904 for such Shares upon the exercise of such option.

        Thermo TerraTech acquired beneficial ownership of 103,569,600 of the Shares referred to in Item 5 pursuant to a Stock Purchase Agreement dated September 19, 1997, between Thermo TerraTech and the Issuer, in which Thermo TerraTech agreed to complete the previously announced sale of its
PAGE
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        CUSIP No. 752333 10 4                                Page 7 of 13


   wholly owned engineering and consulting businesses, known as The Killam Group, to the Issuer. In consideration of the transfer, the Issuer has agreed to issue to Thermo TerraTech new shares of Common Stock equal to the book value of The Killam Group as of the closing date, divided by $0.625. Based on the audited book value of The Killam Group as of March 29, 1997, which was $64,731,000, the Issuer would issue 103,569,600 new shares of Common Stock to Thermo TerraTech. The issuance of the Shares is subject to approval of the transaction by the Issuer's shareholders. However, because Thermo TerraTech owns approximately 53.3% of the Issuer's Common Stock prior to such issuance, approval by the Issuer's shareholders is assured.


   Item 7.  Material to be filed as Exhibits.
   -------  ---------------------------------

        (i) Option granted by Richard A. McEnhill to the Issuer dated March 8, 1991 (included as an exhibit to Amendment No. 1 to Thermo Electron's Schedule 13D filed on January 27,
                  1994).

        (ii) Option Assignment Agreement between the Issuer and Thermo Power dated as of January 19, 1994 (included as an exhibit to Amendment No. 1 to Thermo Electron's Schedule 13D filed on January 27, 1994).

        (iii) Stock Purchase Agreement between the Reporting Person and the Issuer dated March 13, 1991 (included as an exhibit to Thermo Electron's Schedule 13D filed on March 22, 1991).

        (iv) Stock Purchase and Sale Agreement dated May 12, 1997, by and between Thermo TerraTech and Thomas R. Eurich, Michael
                  J. Krivitzky, Thomas J. McEnhill and Bruce M. Bourdon (included as an exhibit to Amendment No. 3 to Thermo Electron's Schedule 13D filed on May 30, 1997).

        (v) Letter of Intent dated May 12, 1997, by and between Thermo TerraTech and the Issuer (included as an exhibit to Amendment No. 3 to Thermo Electron's Schedule 13D filed on May 30, 1997).

        (vi) Press Release of Thermo TerraTech, dated May 13, 1997 (included as an exhibit to Amendment No. 3 to Thermo Electron's Schedule 13D filed on May 30, 1997).

        (vii) Stock Purchase Agreement by and among the Issuer and Thermo TerraTech, entered into on September 19, 1997.

        (viii)    Press Release of Thermo TerraTech, dated September 22,
                  1997.
PAGE
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        CUSIP No. 752333 10 4                                Page 8 of 13


                                   Signature
                                   ---------


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


   Date:  September 30, 1997          THERMO ELECTRON CORPORATION


                                      By:  /s/ John P. Appleton
                                           John P. Appleton
                                           Vice President



   Date:  September 30, 1997          THERMO TERRATECH INC.


                                      By:  /s John P. Appleton
                                           John P. Appleton
                                           President and
                                           Chief Executive Officer